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                                                                                                                EXHIBIT 12

                                         ENERGY EAST CORPORATION AND SUBSIDIARIES

                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                     Three
                                    Months
                                     Ended                                       CALENDAR YEAR
                                    March 31,  ---------------------------------------------------------------------------
                                      2001           2000           1999             1998           1997           1996
                                      ----           ----           ----             ----           ----           ----
(Thousands)
Income Before
  Extraordinary Item                $ 115,601      $ 236,679      $ 236,317       $ 194,205      $ 175,211      $ 168,711
Add:
  Income tax - current                 81,135        129,220        662,512          98,662        112,301         79,501
  Income tax - deferred                 8,443         27,462       (432,263)         38,749          5,884         28,928
                                    --------------------------------------------------------------------------------------
    Pre-tax Income From
      Continuing Operations           205,179        393,361        466,566         331,616        293,396        277,140

Fixed Charges                          58,058        158,398        137,218         141,530        141,802        142,777
                                    --------------------------------------------------------------------------------------

Earnings, as defined                $ 263,237      $ 551,759      $ 603,784       $ 473,146      $ 435,198      $ 419,917
                                    ======================================================================================

Fixed Charges:
  Interest on long-term debt        $  43,481      $ 118,101      $  93,678       $  98,040      $ 104,122      $ 108,431
  Other interest                        9,738         28,003         30,453          21,421         13,192          9,752
  Amortization of premium
    and expense on debt                 2,527          6,876          6,374           6,507          6,502          6,507
  Interest portion of
    rental charges                      1,544          3,951          1,543           1,557          2,963          3,023
  Earnings required to
    cover preferred stock
    dividends of subsidiaries*            768          1,467          5,170          14,005         15,023         15,064
                                    --------------------------------------------------------------------------------------

Fixed Charges, as defined           $  58,058      $ 158,398      $ 137,218       $ 141,530      $ 141,802      $ 142,777
                                    ======================================================================================
Ratio of Earnings to Fixed
Charges (1)(2)                           4.53           3.48           4.40            3.34           3.07           2.94
                                    ======================================================================================

* We have adjusted preferred stock dividends of subsidiaries to a pre-tax basis.

(1) Due to the seasonal nature of the businesses of the companies that merged with us in 2000, our earnings for 2001 are expected to be stronger in the first and fourth quarters and weaker in the second and third quarters as compared to prior years. Also, financial results for interim periods are not necessarily indicative of trends for a 12-month period.

(2) Earnings before income taxes and fixed charges for 1999 includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges for 1999 would have been 3.79.
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